

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2013

Via E-mail
Mr. Joseph J. Romano
Chief Executive Officer
Contango Oil & Gas Company
3700 Buffalo Speedway, Suite 960
Houston, Texas 77098

> **Re: Contango Oil & Gas Company**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 24, 2013**
> **File No. 333-189302**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed August 29, 2012**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2013**
> **Filed May 10, 2013**
> **Response dated July 24, 2013**
> **File No. 1-16317**

Dear Mr. Romano:

We have reviewed your letter dated July 24, 2013 and your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

The Merger, page 50

Background of the Merger, page 50

1.   We note your response to prior comment 7, and reissue it in part as you have not provided all the requested information. With respect to the March 12, 2013 Crimson board meeting, please expand to discuss in better detail:

- Barclays' "previously-requested review of various possible strategic alternatives for Crimson," and

- Barclays' "preliminary assessment of the possible merger with Contango as one of those alternatives, including discussion of the rationale for the transaction as an alternative that best met Crimson's strategic objectives."

Form 10-K for the Fiscal Year ended June 30, 2012

Properties, page 23

Natural Gas and Oil Reserves, page 25

2.   We have read your response to comment 20 and related comment 30 in the letter dated July 24, 2013. Please expand the disclosure here and in the reserve report filed as Exhibit 99.1 to provide an explanation for the estimation of your proved undeveloped reserves. As part of your explanation, include the reason for disclosing negative condensate reserves for the proved undeveloped Mary Rose #6 location.

Proved Undeveloped Reserves, page 26

3.   We have read your response to comment 22 in the letter dated July 24, 2013. Please expand or revise the proposed narrative disclosure on page 17 in the draft Form 10-K/A to provide a quantitative reconciliation in tabular format of the 32.8 Bcfe change in proved undeveloped reserves during the year.

4.   We have read your response to comment 23 in the letter dated July 24, 2013. Please expand or revise the proposed disclosure on page 17 in the draft Form 10-K/A to provide the total net quantities of proved undeveloped reserves converted (e.g. reclassified) to developed during the year. Also include as part of this disclosure, the total amount of capital expenditures made during the year associated with converting such reserves.

Exhibit 99.1

5.   In regard to the amended reserves report included with the draft Form 10-K/A, we note the report does not include disclosure of the average realized prices by product for the reserves included in the report. We therefore re-issue prior comment 27 in part to address the disclosure of such information. Please advise the engineering firm that you will need an amended reserves report in order to satisfy your filing obligations.

6.   Please advise the engineering firm that you will need an amended reserves report that corrects the units used to express the total proved reserves as gas equivalent amounts. Furthermore, please reconcile the net quantity of total proved reserves expressed as gas

equivalent amounts on page 3 of the report with the comparable quantity disclosed on page 17 in the draft Form 10-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Parker Nguyen
Branch Chief

cc: Richard Aldridge